EXHIBIT 99.1

Consolidated Financial Statements

Avalon Rare Metals Inc.

For the Three Months and Nine Months Ended May 31, 2011

Unaudited

INDEX

Consolidated Balance Sheets	1

Consolidated Statements of Operations and Deficit	2

Consolidated Statements of Comprehensive Loss	3

Consolidated Cash Flow Statements	4

Notes to the Consolidated Financial Statements	5 - 21

Avalon Rare Metals Inc.
Consolidated Balance Sheets
As at May 31, 2011 and August 31, 2010
Unaudited
Continued under the Canada Business Corporations Act
	May 31,	August 31,
	2011	2010
	(Unaudited)	(Audited)

Assets

Current Assets

Cash and cash equivalents	$30,444,173	$6,932,125
Short term guaranteed investment certificates	1,003,526	-
Receivables	532,578	1,057,660
Prepaid expenses and deposits	538,439	194,080
	32,518,716	8,183,865

Resource Properties (note 4)	45,505,634	32,646,738

Property, Plant and Equipment	944,512	696,112

	$78,968,862	$41,526,715

Liabilities

Current Liabilities

Accounts payable	$1,835,015	$2,178,140

Shareholders’ Equity

Share Capital (note 5)	101,994,151	58,263,175

Contributed Surplus (note 6)	9,072,524	7,967,053

Deficit	(33,932,828)	(26,881,653)

	77,133,847	39,348,575

	$78,968,862	$41,526,715

The accompanying notes form an integral part of these unaudited financial statements.

Approved on behalf of the Board

“Donald S. Bubar”	, Director	“Brian MacEachen”	, Director

Avalon Rare Metals Inc.
Consolidated Statements of Operations and Deficit
For the Periods Ended May 31, 2011 and May 31, 2010
Unaudited
	Nine Months Ended		Three Months Ended
	May 31,	May 31,	May 31,	May 31,
	2011	2010	2011	2010

Revenue
Interest income	$395,094	$61,542	$163,878	$21,583

Expenses
Amortization	119,234	38,072	43,705	14,652
Consulting fees	110,962	103,850	17,642	17,764
Directors’ fees	143,150	66,250	45,300	29,350
Insurance	142,182	54,075	63,475	18,313
Interest and financing costs	9,899	6,569	386	1,994
Office and general	58,628	62,347	21,954	10,471
Professional fees	418,199	116,954	132,387	12,064
Public and investor relations	711,681	612,501	256,688	176,963
Rent and utilities	191,569	113,212	64,901	44,568
Salaries and benefits	1,127,775	434,126	388,690	165,300
Shareholders’ information	104,394	48,211	4,444	6,188
Stock-based compensation	3,689,092	1,610,987	2,032,674	345,393
Transfer and filing fees	376,550	159,835	125,815	11,171
Travel	243,034	184,359	111,413	61,371

	7,446,269	3,611,348	3,309,474	915,562

Loss before the Undernoted Item	(7,051,175)	(3,549,806)	(3,145,596)	(893,979)

Loss on Sale of Investments	-	(9,837)	-	-

Loss before Income Taxes	(7,051,175)	(3,559,643)	(3,145,596)	(893,979)

Future Income Tax Recoveries (note 8)	-	540,203	-	-

Net Loss for the Period	(7,051,175)	(3,019,440)	(3,145,596)	(893,979)

Deficit - Beginning of Period	(26,881,653)	(22,782,353)	(30,787,232)	(24,907,814)

Deficit - End of Period	$(33,932,828)	$(25,801,793)	$(33,932,828)	$(25,801,793)

Loss per Share, basic and fully diluted	$(0.08)	$(0.04)	$(0.03)	$(0.01)

WWeighted Average Number of Common Shares Outstanding, basic and fully diluted	91,778,838	77,463,282	93,807,635	78,899,875

The accompanying notes form an integral part of these unaudited financial statements.

Avalon Rare Metals Inc.
Consolidated Statements of Comprehensive Loss
For the Periods Ended May 31, 2011 and May 31, 2010
Unaudited
	Nine Months Ended		Three Months Ended
	May 31,	May 31,	May 31,	May 31,
	2011	2010	2011	2010

Net Loss for the Period	$(7,051,175)	$(3,019,440)	$(3,145,596)	$(893,979)

Other Comprehensive Income
Reclassification of previously unrealized losses on investments available-for-sale to net loss	-	9,486	-	-

Comprehensive Loss for the Period	$(7,051,175)	$(3,009,954)	$(3,145,596)	$(893,979)

The accompanying notes form an integral part of these unaudited financial statements.

Avalon Rare Metals Inc.
Consolidated Cash Flow Statements
For the Periods Ended May 31, 2011 and May 31, 2010
Unaudited
	Nine Months Ended		Three Months Ended
	May 31,	May 31,	May 31,	May 31,
	2011	2010	2011	2010

Cash Flows from Operating Activities
Cash paid to suppliers and employees	$(3,476,494)	$(1,902,946)	$(1,239,632)	$(615,707)
Interest received	391,568	61,542	161,105	21,583
Interest paid	-	(3,264)	-	-

	(3,084,926)	(1,844,668)	(1,078,527)	(594,124)

Cash Flows from Financing Activities
Share capital - private placement	27,896,577	16,106,016	-	-
Share capital - exercise of warrants	9,611,032	78,125	19,674	-
Share capital - exercise of options	1,830,766	501,200	538,250	196,470
Share capital - exercise of brokers’ compensation warrants	1,808,980	-	136,262	-

	41,147,355	16,685,341	694,186	196,470

Cash Flows from Investing Activities
Resource property expenditures	(13,182,747)	(10,386,840)	(5,119,642)	(4,527,429)
Resource property - government contributions	-	131,332	-	46,073
Proceeds from sale of investments	-	2,306	-	-
Purchase of guaranteed investment certificates	(1,000,000)	-	-	-
Purchase of property, plant and equipment	(367,634)	(72,390)	(53,241)	(7,107)

	(14,550,381)	(10,325,592)	(5,172,883)	(4,488,463)

Change in cash and cash equivalents	23,512,048	4,515,081	(5,557,224)	(4,886,117)

Cash and cash equivalents - beginning of period	6,932,125	6,003,782	36,001,397	15,404,980

Cash and cash equivalents - end of period	$30,444,173	$10,518,863	$30,444,173	$10,518,863

The accompanying notes form an integral part of these unaudited financial statements.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Three Months and Nine Months Ended May 31, 2011
Unaudited

1.	Basis of Presentation and Accounting Policies

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  These consolidated financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company’s annual financial statements.  Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.  These interim consolidated financial statements should be read together with the audited financial statements and the accompanying notes of the Company for the year ended August 31, 2010.

During the Nine months ended May 31, 2011, the Company set up two wholly-owned subsidiaries. Neither of these two subsidiaries has carried on any significant operations since their inceptions except for the acquisition of certain mining claims by one of the subsidiaries as disclosed in Note 4.

These consolidated financial statements include the accounts of the Company and those of its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

2.	Capital Disclosures

The Company’s capital structure consists of share capital and contributed surplus, including stock options and warrants.

The Company’s objectives when managing capital are as follows:

(i) to safeguard the Company’s ability to continue as a going concern;
(ii) to raise sufficient capital to finance its exploration and development activities on its Thor Lake Project; and
(iii) to raise sufficient capital to meet its general and administrative expenditures, and to explore and develop its other resource properties.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company in light of changes in general economic conditions, the Company’s short term working capital requirements, and its planned exploration and development program expenditure requirements.

As the Company is in the development stage, its principal source of capital is from the issuance of common shares.  In order to achieve its objectives, the Company expects it will be required to spend its existing working capital and raise additional funds as required.

The Company does not have any externally imposed capital requirements and there were no changes to the Company’s approach to capital management during the nine months ended May 31, 2011.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Three Months and Nine Months Ended May 31, 2011
Unaudited

3.	Financial Instruments

The Company has classified its financial instruments as follows:

Financial Instrument	Classification	Accounting Treatment

Cash and cash equivalents	Held for trading	Fair value through statement of operations
Short term guaranteed investment certificates	Held for trading	Fair value through statement of operations
Receivables	Loans and receivables	Amortized cost
Investments available for sale	Available-for-sale	Fair value through other comprehensive income
Accounts payable	Other financial liabilities	Amortized cost

Cash and cash equivalents include bank deposits and highly liquid short term money market investments such as bankers acceptance notes, treasury bills and guaranteed investment certificates which on acquisition are redeemable in less than three months.

Short term guaranteed investment certificates include guaranteed investment certificates which on acquisition are non-redeemable for at least three months but have a term of less than a year.

CICA section 3862 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.  As at May 31, 2011, the Company’s cash and cash equivalents and short term guaranteed investment certificates are classified as Level 1.

Fair values

Except as disclosed elsewhere in these financial statements, the carrying amounts for the Company’s financial instruments approximate their fair values because of the short-term nature of these items.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at May 31, 2011.  The Company’s cash and cash equivalents and short term guaranteed investment certificates are either on deposit with two highly rated banking groups in Canada or invested in bankers acceptance notes or guaranteed investment certificates issued by two highly rated Canadian banking groups.  The Company’s receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable and Investment Tax Credits receivable and are therefore not subject to significant credit risk.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Three Months and Nine Months Ended May 31, 2011
Unaudited

3.	Financial Instruments (continued)

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has sufficient funds to cover its working capital requirements for at least the next twelve months.

Market risk

(i)	Interest rate risk

The Company has significant cash and cash equivalents balances and it has no interest-bearing debt. The Company’s current policy is to invest its excess cash in highly liquid money market investments such as bankers acceptance notes, treasury bills and guaranteed investment certificates.  These short term money market investments are subject to interest rate fluctuations.

(ii)	Foreign currency risk

The Company’s functional currency is primarily the Canadian dollar.  The majority of the Company’s purchases are transacted in Canadian dollars.  As at May 31, 2011, the Company had cash of US$630,108 and accounts payable of US$116,921 denominated in US currency.

(iii)	Price risk

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company’s control.  The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  This in turn may impact the Company’s ability to raise equity financing for its long term working capital requirements.

Sensitivity analysis

Based on management’s knowledge and experiences of the financial markets, the Company’s management believes the following movements are “reasonably possible” over a three and nine month period.

As at May 31, 2011, approximately 94% of the Company’s cash and cash equivalents and guaranteed investment certificates is at fixed interest rates beyond the next three months and is not subject to interest rate fluctuations within the next three months.  The balance of the Company’s cash and cash equivalents is subject to interest rate fluctuations.  Sensitivity to a plus or minus 25 basis points change in rates would not have any significant effect on the Company’s net loss over a three month or a nine month period.

The Company had cash of US$630,108 and accounts payable of US$116,921 denominated in US currency as at May 31, 2011 and its anticipated expenditures transacted in US dollars for the next three and nine months periods is approximately US$120,000 and US$670,000.  If the Canadian Dollar weakens (or strengthens) 5% against the United States Dollar with other variables held constant, the Company’s expenditures would increase (or decrease) by approximately $6,000 over a three month period and would increase (or decrease) by approximately $32,000 over a nine month period, each offset by a foreign exchange gain (or loss) of approximately $25,000.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Three Months and Nine Months Ended May 31, 2011
Unaudited

4.	Resource Properties

For the Nine Months Ended May 31, 2011

	Separation
	Rapids	Warren	Thor Lake	East
	Lithium-	Township	Rare	Kemptville
	Tantalum	Anorthosite	Metals	Rare Metals
	Project	Project	Project	Project	Other	(1)	Total

Property costs	$-	$-	$-	$-	$388,596		$388,596
Community consultation	-	-	369,011	-	-		369,011
Diamond drilling	-	-	6,483,046	-	-		6,483,046
Environmental studies/permitting	4,250	2,750	1,103,459	-	-		1,110,459
Feasibility/engineering studies	-	600	1,388,917	-	-		1,389,517
Geology	6,492	-	664,306	19,350	105,913		796,061
Geophysical	-	-	-	-	65,289		65,289
Metallurgical/market studies	5,952	4,150	2,216,963	-	-		2,227,065
Other	4,728	3,600	21,524	-	-		29,852

Net current expenditures	21,422	11,100	12,247,226	19,350	559,798		12,858,896

Balance - August 31, 2010	3,880,260	1,198,787	26,210,251	1,357,440	-		32,646,738

Balance - May 31, 2011	$3,901,682	$1,209,887	$38,457,477	$1,376,790	$559,798		$45,505,634

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Three Months and Nine Months Ended May 31, 2011
Unaudited

4.	Resource Properties (continued)

For the Three Months Ended May 31, 2011

	Separation
	Rapids	Warren	Thor Lake	East
	Lithium-	Township	Rare	Kemptville
	Tantalum	Anorthosite	Metals	Rare Metals
	Project	Project	Project	Project	Other	(1)	Total

Property costs	$-	$-	$-	$-	$388,596		$388,596
Community consultation	-	-	138,751	-	-		138,751
Diamond drilling	-	-	2,165,785	-	-		2,165,785
Environmental studies/permitting	2,750	2,750	380,424	-	-		385,924
Feasibility/engineering studies	-	600	384,659	-	-		385,259
Geology	6,228	-	194,852	-	95,080		296,160
Geophysical	-	-	-	-	65,289		65,289
Metallurgical/market studies	3,900	3,900	638,187	-	-		645,987
Other	1,800	-	-	-	-		1,800

Net current expenditures	14,678	7,250	3,902,658	-	548,965		4,473,551

Balance - February 28, 2011	3,887,004	1,202,637	34,554,819	1,376,790	10,833		41,032,083

Balance - May 31, 2011	$3,901,682	$1,209,887	$38,457,477	$1,376,790	$559,798		$45,505,634

(1)
During the three and nine months ended May 31, 2011, the Company conducted certain project generative exploration work in North America and has staked 519 claims covering approximately 10,000 acres in the south-western United States.  The Company has carried out initial geophysical surveys on these claims during the three months ended May 31, 2011.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Three Months and Nine Months Ended May 31, 2011
Unaudited

5.	Share Capital

a)	Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value.  The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

b)	Common Shares Issued and Outstanding:

		Number	Amount

Balance - August 31, 2010		79,104,270	$58,263,175
Issued pursuant to:	private placement	9,240,000	26,644,464
	exercise of warrants	3,726,378	12,738,518
	exercise of options	1,381,150	3,983,642
	exercise of brokers’ compensation warrants	653,117	2,462,173
Commission - cash paid		-	(1,598,737)
Commission - compensation warrants issued		-	(204,835)
Issuance costs paid		-	(294,249)

Balance – May 31, 2011		94,104,915	$101,994,151

During the nine months ended May 31, 2011, the Company:

i)
completed a short form prospectus offering and issued 9,240,000 units at a price of $3.25 per unit for gross proceeds of $30,030,000 (“2010 Offering”).  Each unit consists of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to acquire one common share at a price of $3.60 until September 30, 2011 (the “Unit”).

Of the unit price of $3.25, $2.8836 was allocated to the common share component of the Unit and the balance of $0.3664 was allocated to the warrant component of the Unit.  These values were calculated on a pro rata basis based on the closing trading price of the Company’s common shares on the date of the 2010 Offering which was $3.58, and the estimated fair value of a whole warrant of $0.9099 (which was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.39%; expected life of 1.0 years; and expected volatility of 64%).

In connection with the 2010 Offering, the Company paid cash commissions totalling $1,801,800 and issued 277,200 warrants (“Brokers’ Compensation Warrants”) to the underwriters of the 2010 Offering.  Each Brokers’ Compensation Warrant entitles the holder to purchase one Unit for a period of 12 months following September 30, 2010 at the exercise price of $3.25 per Unit.  The estimated fair value of the Brokers’ Compensation Warrants totalled $230,852.  The fair values of these warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.39%; expected life of 1.0 years; and expected volatility of 64%.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Three Months and Nine Months Ended May 31, 2011
Unaudited

5.	Share Capital (continued)

The Company also paid other cash issuance costs of $331,623 in connection to the 2010 Offering.

The total transaction costs of $2,364,275 (including cash commissions, the estimated fair value of the Brokers’ Compensation Warrants and other cash issuance costs) has been allocated to the common shares and the warrants on a pro rata basis based on the fair values of the common shares and the warrants.

ii)
issued 3,726,378 common shares pursuant to the exercise of an equivalent number of share purchase warrants for cash proceeds of $9,611,032.  The estimated fair value at issuance of these warrants was $3,127,486, and this amount has been added to the recorded value of the issued shares;

iii)
issued 1,381,150 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $1,830,766.  The estimated fair value at issuance of these options was $2,152,876, and this amount has been added to the recorded value of the issued shares; and

iv)
issued 653,117 common shares and 326,558 warrants pursuant to the exercise of 653,117 brokers’ compensation warrants for cash proceeds of $1,808,980.  194,715 of these warrants were exercised and have been included in note 5bii) above, and the remaining 131,843 warrants are exercisable at the price of $3.60 per share until September 30, 2011.  The estimated fair value at issuance of these compensation warrants was $742,204, of which $653,193 has been added to the recorded value of the issued shares and the balance of $89,011 has been allocated to the 131,843 outstanding warrants.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Three Months and Nine Months Ended May 31, 2011
Unaudited

6.	Contributed Surplus

	Number	Amount
Warrants
Balance - August 31, 2010	3,372,500	$3,035,519
Issued pursuant to a private placement (note 5b)	4,620,000	3,385,536
Issued upon exercise of brokers’ compensation warrants	326,558	89,011
Exercised	(3,726,378)	(3,127,486)
Commission - cash paid (note 5b)	-	(203,063)
Commission - compensation warrants issued (note 5b)	-	(26,017)
Issuance costs paid (note 5b)	-	(37,374)

Balance - May 31, 2011	4,592,680	$3,116,126

Stock Options
Balance - August 31, 2010	5,556,400	$2,951,086
Granted	1,950,000	-
Exercised	(1,381,150)	(2,152,876)
Fair value of options recognized in the period	-	3,689,092

Balance - May 31, 2011	6,125,250	$4,487,302

Brokers’ Compensation Warrants
Balance - August 31, 2010	450,000	$608,040
Issued pursuant to a private placement (note 5b)	277,200	230,852
Exercised	(653,117)	(742,204)

Balance - May 31,, 2011	74,083	$96,688

Cancelled/Expired Warrants and Options
Balance - as at August 31, 2010 and May 31, 2011		$1,372,408

		$9,072,524

a)      Warrants

As at May 31, 2011, the Company had the following warrants issued and outstanding:

i)	68,850 warrants entitling the holder to purchase one common share at $3.00 per share, expiring September 17, 2011; and

ii)	4,523,830 warrants entitling the holder to purchase one common share at $3.60 per share, expiring September 30, 2011.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Three Months and Nine Months Ended May 31, 2011
Unaudited

6.	Contributed Surplus (continued)

During the nine months ended May 31, 2011, share purchase warrants were issued and exercised as follows:

	Number		Weighted
	of		Average
	Warrants		Exercise Price

Balance - August 31, 2010	3,372,500	(1)	$3.00
Issued pursuant to a private placement	4,620,000		3.60
Issued upon exercise of brokers’ compensation warrants	326,558		2.98
Exercised	(3,726,378	)(1)(2)	2.58

Balance - May 31, 2011	4,592,680		$3.59

(1)
3,329,000 of these warrants were eligible for the reduced exercise price of $2.51 per share for the period from September 1, 2010 to September 30, 2010 and 3,303,650 of these warrants were exercised at the reduced exercise price of $2.51 per share.

(2)	Included the 180,000 warrants issued upon exercise of the brokers’ compensation warrants, which were exercised at the reduced exercise price of $2.51 per share.

b)	Stock Option Plan

The shareholders have approved a Stock Option Plan (the "Plan") that provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase shares of the Company’s common stock at an option price equal to or greater than the closing price of the shares for either the trading day prior to the grant or the day of the grant.  The options generally vest over a period of one to four years, and generally have a term of two to five years (but can have a maximum term of 10 years).

During the nine months ended May 31, 2011, stock options were granted and exercised as follows:

	Number	Weighted
	of	Average
	Options	Exercise Price

Balance - August 31, 2010	5,556,400	$1.63
Granted	1,950,000	6.58
Exercised	(1,381,150)	1.33

Balance - May 31, 2011	6,125,250	$3.28

Vested options included in outstanding options above - May 31, 2011	2,050,250	$2.13

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Three Months and Nine Months Ended May 31, 2011
Unaudited

6.	Contributed Surplus (continued)

During the nine months ended May 31, 2011, an aggregate of 1,850,000 stock options with the weighted average contract life of 5 years were granted to the Company’s employees, officers, directors and advisory committee members.  The weighted average grant-date fair value of these stock options was $4.83.

During the nine months ended May 31, 2011, an aggregate of 100,000 stock options with the weighted average contract life of 2 years were granted to the Company’s consultants.  During the nine months ended May 31, 2011, 250,000 options were earned by the Company’s consultants at their service completion date and the weighted average service completion-date fair value of these stock options was $4.42.

Stock-based compensation expense relating to stock options is recognized on a straight-line basis over the vesting period.  During the nine months ended May 31, 2011, the Company recorded stock-based compensation expense of $3,689,092 related to stock options.

The fair value of stock options to employees, officers, directors and advisory committee members was estimated at the grant date and the options to service providers were estimated at the service completion date based on the Black-Scholes pricing model, using the following weighted average assumptions:

Expected dividend yield	Nil
Risk-free interest rate	2.32%
Expected life	4.6 years
Expected volatility	94%

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

As at May 31, 2011, the following options were outstanding:

	Number of Options		Weighted Average
Option Price	Unvested	Vested	Remaining Contractual Life

$8.00 - 8.99	175,000	150,000	4.9 years
$7.00 - 7.99	1,000,000	-	5.0 years
$6.00 - 6.99	100,000	-	4.6 years
$5.00 - 5.99	75,000	25,000	1.6 years
$4.00 - 4.99	75,000	75,000	4.6 years
$3.00 - 3.99	275,000	-	4.4 years
$2.00 - 2.99	1,487,500	212,750	3.5 years
$1.00 - 1.99	637,500	1,312,500	1.7 years
$0.01 - 0.99	250,000	275,000	2.4 years
	4,075,000	2,050,250

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Three Months and Nine Months Ended May 31, 2011
Unaudited

6.	Contributed Surplus (continued)

c)	Brokers’ Compensation Warrants

As at May 31, 2011, the Company had the following brokers' compensation warrants issued and outstanding:

i)
67,500 brokers’ compensation warrants.  Each brokers’ compensation warrant entitles the holder to purchase one unit of the Company at a price of $2.43 per unit.  Each unit consists of one common share of the Company and a half warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, and expires on September 17, 2011; and

ii)
6,583 brokers’ compensation warrants.  Each brokers’ compensation warrant entitles the holder to purchase one unit of the Company at a price of $3.25 per unit.  Each unit consists of one common share of the Company and a half warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.60 per common share, and expires on September 30, 2011.

7.	Related Party Transactions

During the nine months ended May 31, 2011, the Company:

a)	incurred consulting fees of $27,000 with an officer. As at May 31, 2011, accounts payable included $3,390 payable to this officer;

b)
incurred consulting fees of $39,116 with a person who is related to an officer, which were deferred as resource property costs.   As at May 31, 2011, accounts payable included $11,997 payable to this person;

c)	incurred consulting fees of $81,250 with a company owned by an officer, of which $56,250 were deferred as resource property costs; and

d)	incurred rental fees of $18,650 for an apartment in Yellowknife, N.T. with a company owned by a director, which were deferred as resource property costs.

8.	Future Income Tax Recoveries

During the nine months ended May 31, 2010, the Company issued 755,000 flow-through common shares for gross proceeds of $2,000,750.  Pursuant to the share subscription agreements, the Company was required to incur Canadian exploration expenses (“CEE”) equal to the gross proceeds amount, all of which had been incurred as at May 31, 2010.  The Company had renounced the CEE amount of $2,000,750 to the investors with the effective date of December 31, 2009.  The renunciation reduced the Company’s future income tax assets by $540,203.  The Company accordingly has reduced the share capital by the tax effect of $540,203 at issuance.  However, as the Company has not recognized its future income tax assets, the $540,203 is recorded as a future income tax recovery on the statement of operations.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Three Months and Nine Months Ended May 31, 2011
Unaudited

9.	Recent Accounting Pronouncements

Recent accounting pronouncements issued and not yet effective:

Business combinations

In January 2009, the CICA published Section 1582, “Business Combinations” to replace Section 1581. The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are to be expensed.  This standard becomes effective January 1, 2011, and early adoption is permitted.  This new standard is expected to only have an impact on the financial statements for future acquisitions that will be made in periods subsequent to the of date adoption.

Consolidated financial statements and non-controlling interests

In January 2009, the CICA published Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests” replacing Section 1600.  Section 1601 carries forward guidance from Section 1600 with the exception of non-controlling interests, which are addressed in a separate section. This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions.  These standards become effective January 1, 2011, and early adoption is permitted.  The Company currently does not have any significant equity investment in other entities and therefore the application of this new standard is not expected to have any impact on the financial statements of the Company.

International Financial Reporting Standards (“IFRS”)

The CICA plans to incorporate IFRS into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011.  The Company thus will apply IFRS in fiscal 2012.  The Company will require restatement for comparative purposes of amounts reported by the Company for the year ending August 31, 2011 and accordingly the Company will need to prepare an opening balance sheet, in accordance with IFRS, as at September 1, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the full financial reporting impact of the transition to IFRS has not been determined at this time.

The Company has identified a three-phase transition plan: initial diagnostic assessment and scoping, in-depth analysis and assessment, and implementation.  The initial diagnostic assessment and scoping includes the identification of significant differences between existing Canadian GAAP and IFRS as relevant to the Company’s specific situation.  The initial assessment will be followed by an in-depth analysis and assessment which includes the identification, evaluation and selection of the accounting policies necessary for the Company to changeover to IFRS.  This phase will also identify all internal procedures and systems that have to be updated in order for the Company to comply with IFRS requirements.  In the third phase, the Company will implement the accounting changes and the required modifications to internal procedures, controls and systems.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Three Months and Nine Months Ended May 31, 2011
Unaudited

9.	Recent Accounting Pronouncements (continued)

As at May 31, 2011, the Company is in the process of completing phase two of its transition plan and has identified the areas that potentially have significant impact on the Company’s financial reports: exploration expenditures, stock-based compensation and income taxes.  At this time, the Company has not determined the full financial impact of the transition to IFRS.  In addition, the Company anticipates a significant increase in disclosure requirements under IFRS and such requirements are also being evaluated along with the necessary system changes required to gather, process and review such disclosure.  The Company does not anticipate any significant changes to its information technology, internal controls over financial reporting, disclosure controls and procedures or its business activities as a result of the conversion to IFRS.

10.	Differences between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A description of United States generally accepted accounting principles and practices (collectively “U.S. GAAP”) that result in material measurement and disclosure differences from Canadian GAAP is as follows:

Balance Sheets

The impact of the differences between Canadian GAAP and U.S. GAAP on the balance sheet line items is as follows:

	May 31,	August 31,
	2011	2010
Assets
Resource properties under Canadian GAAP	$45,505,634	$32,646,738
Resource property expenditures expensed under U.S. GAAP	(44,639,630)	(32,169,330)

Resource properties under U.S. GAAP	$866,004	$477,408

Shareholders’ Equity
Closing shareholders’ equity under Canadian GAAP	$77,133,847	$39,348,575
Adjustment to deficit for resource property expenditures expensed under U.S. GAAP	(44,639,630)	(32,169,330)

Closing shareholders’ equity U.S. GAAP	$32,494,217	$7,179,245

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Three Months and Nine Months Ended May 31, 2011
Unaudited

10.	Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

Statements of Operations and Deficit

The impact of the differences between Canadian GAAP and U.S. GAAP on the statements of operations and deficit is as follows:

	Nine Months Ended		Three Months Ended
	May 31,		May 31,
	2011	2010	2011	2010
Net Loss
Net loss under Canadian GAAP	$(7,051,175)	$(3,019,440)	$(3,145,596)	$(893,979)
Resource property expenditures expensed under U.S. GAAP (a)	(12,698,916)	(9,438,046)	(4,161,571)	(3,513,557)
Future income tax recoveries - flow-through shares (b)	-	(540,203)	-	-
Research & Development - ITC (e)	228,616	112,500	76,616	37,000

Net loss under U.S. GAAP	$(19,521,475)	$(12,885,189)	$(7,230,551)	$(4,370,536)

Basic and Diluted Loss Per Share - U.S. GAAP	$(0.21)	$(0.17)	$(0.08)	$(0.06)

Cash Flow Statements

The impact of the differences between Canadian GAAP and U.S. GAAP on the cash flow statement line items is as follows:

	Nine Months Ended		Three Months Ended
	May 31,		May 31,
	2011	2010	2011	2010
Cash flows - Operating Activities
Cash used in operating activities - Canadian GAAP	$(3,084,926)	$(1,844,668)	$(1,078,527)	$(594,124)
Net cash used for resource property expenditures	(13,182,747)	(10,255,508)	(5,119,642)	(4,481,356)

Cash used in operating activities - U.S. GAAP	$(16,267,673)	$(12,100,176)	$(6,198,169)	$(5,075,480)

Cash flows - Investing Activities
Cash used in investing activities - Canadian GAAP	$(14,550,381)	$(10,325,592)	$(5,172,883)	$(4,488,463)
Net cash used for resource property expenditures under Canadian GAAP	13,182,747	10,255,508	5,119,642	4,481,356

Cash used in investing activities - U.S. GAAP	$(1,367,634)	$(70,084)	$(53,241)	$(7,107)

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Three Months and Nine Months Ended May 31, 2011
Unaudited

10.	Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

a)	Resources Properties

Under Canadian GAAP, acquisition costs of resource properties together with direct exploration and development expenditures thereon, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value.

Under U.S. GAAP, expenditures incurred to acquire interests in resource properties or concessions are capitalized.  However, all exploration and development expenditures relating to mineral properties for which commercial and legal feasibility has not yet been established are expensed as incurred. Accordingly, as at May 31, 2011and August 31, 2010, capitalized acquisition costs under US GAAP are $866,004 and $477,408 respectively.

For Canadian GAAP, cash flows relating to resource property costs are reported as investing activities. For U.S. GAAP, these costs are characterized as operating activities.

b)	Flow-through Shares

Under Canadian income tax legislation a company is allowed to issue flow-through shares pursuant to which the Company renounces Canadian exploration expenditures to the flow-through share investors for an amount equal to the share issuance price.  Under Canadian GAAP, the Company recognizes a future income tax liability upon the renouncement of these exploration expenditures for the amount of the future tax value of the expenditures renounced.

Under U.S. GAAP, the gross proceeds from the issuance of flow-through shares are allocated between the offering of the flow-through shares and any premium paid by investors for the benefit to be received in future upon renunciation.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.

The calculated tax benefit is recognized as a liability until the Company has renounced the deductible expenditures, at which time the liability is reversed and is recorded as a tax recovery.  This difference has not been material and has not been recognized for U.S. GAAP purposes.

U.S. GAAP also requires that the portion of the gross proceeds from flow-through shares not yet spent by the Company be disclosed as restricted cash since the funds are required to be spent on exploration in Canada in order to satisfy the requirements of the renunciation.  There were no unspent gross proceeds from flow-through shares as at May 31, 2011 and August 31, 2010.  Accordingly unrestricted cash and cash equivalents under U.S. GAAP would be reduced by $Nil at May 31, 2011 and at August 31, 2010.

c)	Stock Option Compensation

For U.S. GAAP purposes, all share-based payments to employees, including grants of employee stock options, are recognized in results from operations based on the fair values of options expected to vest. In calculating compensation to be recognized, U.S. GAAP requires an estimate for forfeitures. For Canadian GAAP, the Company accounts for forfeitures as they occur.  The effect of forfeitures is not material. Accordingly no adjustments for any of the periods were required.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Three Months and Nine Months Ended May 31, 2011
Unaudited

10.	Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

d)	Income Taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under U.S. GAAP, deferred tax assets and liabilities are recorded at enacted tax rates.  There were no significant differences between enacted and substantively enacted tax rates for any of the periods presented.

Financial Statement Accounting Board (“FASB”) issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109, (now accounting standards codification (“ASC”) 740), which prescribes a recognition threshold and measurement criteria for the financial statement recognition of a tax position taken or expected to be taken in a tax return.  The Company is required to determine whether it is more likely than not that a tax position will be sustained upon examination and such positions that meet this threshold will be measured at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement.

The Company has reviewed its tax positions and determined that the application of FIN 48 does not result in any material adjustment for U.S. GAAP purposes.

e)	Research and Development and Investment Tax Credits

Under Canadian GAAP, research and development expenditures are capitalized if the development activities meet certain criteria, including reasonable assurance regarding future benefits.  Investment tax credits on eligible research and development expenditures that are non-refundable are treated as a reduction of the expenditure.

Under U.S. GAAP, research and development expenditures are expensed in the period that it is incurred. Investment tax credits are treated as income tax benefits or as a reduction on income tax expense.

f)	Accounts Payable

Under U.S. GAAP, the components of accounts payable have to be reported separately on the balance sheet.  Accordingly, the amount of accounts payable consists of trade payable of $1,366,515 (August 31, 2010 - $2,010,128) and accrued liabilities of $468,500 (August 31, 2010 - $168,012) as at May 31, 2011.

Avalon Rare Metals Inc.
Notes to the Consolidated Financial Statements
For the Three Months and Nine Months Ended May 31, 2011
Unaudited

10.	Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

g)	Recently Issued Accounting Pronouncements

In June 2009, FASB issued FAS 167, Amendments to FASB Interpretation No. 46(R) (“FAS 167”) (Accounting Standards Codification subtopic 810-10).  FAS 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity.  FAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions.  FAS 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited.  The Company’s adopted this new standard on September 1, 2010.  The application of this standard had no impact on the Company’s financial statements.

In January 2010, FASB issued Accounting Standards Update No. 2010-06, “Fair Value Measurements Disclosures” which amends Sub topic 820-10.  This amendment requires new disclosures for fair value measurements and provides clarification of existing disclosure requirements.  This update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuance and settlements to be presented separately (that is on a gross basis rather than net) in the reconciliation of fair value measurement using significant unobservable inputs (Level 3 inputs).  This update clarifies existing disclosure requirements for the level of disaggregation of classes of assets and liabilities measured at fair value, and it requires disclosures about inputs and valuation techniques used to measure fair value for both recurring fair value measurement using Level 2 and Level 3 inputs.  The application of this standard had no impact on the Company’s financial statements.

11.	Subsequent Events

Subsequent to the nine months ended May 31, 2011, the Company issued:

a)	135,000 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $ 239,600; and

b)	629,800 common shares pursuant to the exercise of an equivalent number of share purchase warrants for cash proceeds of $2,267,280.